

GRACO INC.
88 Eleventh Avenue N.E
Minneapolis, MN 55413

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

Please join us on Friday, April 23, 2004, at 1:00 p.m. for Graco's Annual Meeting of Shareholders at the George Aristides Riverside Center, which is located at 1150 Sibley Street N.E., Minneapolis, Minnesota.

At this meeting, shareholders will consider the following matters:

1. Election of three directors to serve for three year terms and two directors to serve for two year terms

2. Ratification of the selection of Deloitte & Touche LLP as independent auditors for the fiscal year 2004.

3. Transaction of such other business as may properly come before the meeting.

Shareholders of record at the close of business on February 23, 2004, are entitled to vote at this meeting or any adjournment.

We encourage you to join us and participate in the meeting If you are unable to do so, you have the option to vote in one of three ways:

1. Mark, sign, date and return the enclosed Proxy Card;

2. Call the toll-free telephone number shown on your Proxy Card; or

3. Visit the website shown on your Proxy Card to vote via the internet.

Have your Proxy Card in front of you when voting by telephone or via the internet as it contains important information which is required to access the system.

If you do not vote by telephone, internet, returning your Proxy Card or by voting your shares in person at the meeting, you will lose your right to vote on matters that are important to you as a shareholder. Accordingly, please vote your shares in one of the three ways outlined above. This will not prevent you from voting in person if you decide to attend the meeting.

Sincerely,

David A. Roberts
President and
Chief Executive Officer

Robert M. Mattison
Secretary

March 10, 2004
Minneapolis, Minnesota

YOUR VOTE IS IMPORTANT

We urge you to call our transfer agent any time toll-free at **1-800-560-1965 or visit the website at www.eproxy.com/ggg** and vote your shares Have your Proxy Card in front of you when you make your call or access the website as it contains important information, including a unique shareholder control number that is required to access the system If you do not wish to take advantage of the telephone or internet voting, please mark, date and sign the Proxy Card and return it in the accompanying envelope as soon as possible. If you attend the meeting, you may still revoke your proxy and vote in person if you wish.

TABLE OF CONTENTS

The **2003 Graco Inc. Annual Report on Form 10-K, including the Financial Statements and the Financial Statement Schedule, is available on our website at www.graco.com. A copy can be obtained free of charge by calling (612) 623-6659, requesting a copy from our web site or writing:**

Treasurer
Graco Inc.
P.O. Box 1441
Minneapolis, Minnesota
55440-1441

NOTE: Vote by telephone – call 1-800-560-1965
            Vote by internet at www.eproxy.com/ggg



GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 23, 2004

Your proxy, represented by the accompanying Proxy Card, is solicited by the Board of Directors of Graco Inc. ("Graco" or the "Company") in connection with the Annual Meeting of Shareholders of the Company to be held on April 23, 2004, (the "Meeting") and any adjournments of that meeting.

The costs of the solicitation, including the cost of preparing and mailing the Notice of Meeting and this Proxy Statement, will be paid by the Company. Solicitation will be primarily by mailing this Proxy Statement to all shareholders entitled to vote at the meeting. Proxies may be solicited by officers of the Company personally, but at no compensation in addition to their regular compensation as officers. The Company may reimburse brokers, banks and others holding shares in their names for third parties, for the cost of forwarding proxy material to, and obtaining proxies from, third parties. The Proxy Statement and accompanying Proxy Card will be mailed to shareholders on or about March 10, 2004.

Proxies may be revoked at any time prior to being voted by giving written notice of revocation to the Secretary of the Company. All properly executed proxies received by management will be voted in the manner set forth in this Proxy Statement or as otherwise specified by the shareholder giving the proxy.

Shares voted as abstentions on any matter (or a "withhold vote for" as to directors) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, and as unvoted (although present and entitled to vote) for purposes of determining the approval of each matter as to which the shareholder has abstained. If a broker submits a proxy which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, those shares will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, but will not be considered as present and entitled to vote with respect to such matters.

Only shareholders of record as of the close of business on February 23, 2004, may vote at the Meeting or at any adjournment. As of that date, there were issued and outstanding 45,912,519 common shares of the Company, the only class of securities entitled to vote at the Meeting. Each share registered to a shareholder of record is entitled to one vote. Cumulative voting is not permitted.

PROPOSAL 1

ELECTION OF DIRECTORS

NOMINEES AND OTHER DIRECTORS

The number of directors of the Company is currently set at a maximum of 12 members. The directors are divided into three classes, each class being as equal in number as reasonably possible. Vacancies may be filled by a majority vote of the directors then in office, though less than a quorum, and directors so chosen are subject to election by the shareholders at the next annual meeting of shareholders. Directors elected at an annual meeting of shareholders to succeed directors whose terms expire are elected for three year terms. Board policy states that no director may continue to serve on the Board after the last day of the month of his/her seventieth (70th) birthday. At the Meeting, five persons are nominated to be elected to the Company's Board of Directors.

Upon recommendation of the Governance Committee, which acts as the nominating committee of the Board, the Board has nominated William G. Van Dyke, Mark H. Rauenhorst and J. Kevin Gilligan for three year terms expiring in the year 2007. These individuals, whose current terms expire at the Meeting, have previously been elected as directors of the Company by the shareholders.

Upon recommendation of the Governance Committee, the Board has nominated Jack W. Eugster and R. William Van Sant to terms expiring in the year 2006. These individuals were elected by the Board of Directors on February 20, 2004, to fill vacancies. Non-management directors recommended Mr. Eugster and Mr. Van Sant to the Governance Committee.

Unless otherwise instructed not to vote for the election of directors, proxies will be voted to elect the nominees. A director nominee must receive the vote of a majority of the voting power of shares present at the Meeting in order to be elected. Unless the Board reduces the number of directors, the enclosed proxy will be voted to elect the replacement nominee designated by the Board in the event that a nominee is unable or unwilling to serve.

The following information is given as of February 23, 2004 with respect to nominees for election and the six directors whose terms of office will continue after the Annual Meeting. Except as noted below, each of the nominees and directors has held the same position, or another executive position with the same employer, for the past five years.

Nominees for election at this meeting to terms expiring in 2007:

William G. Van Dyke

Mr. Van Dyke, 58, is Chairman, Chief Executive Officer and President of Donaldson Company, Inc., a diversified manufacturer of air and liquid filtration products. Mr. Van Dyke has been a director of Graco since 1995. Mr. Van Dyke has been designated by the Board as the Audit Committee Financial Expert. Mr. Van Dyke is also a director of Donaldson Company, Inc. and Alliant TechSystems.

Mark H. Rauenhorst

Mr. Rauenhorst, 51, is the President and Chief Executive Officer of Opus Corporation, which is engaged in design, construction and real estate development activities, positions he assumed in 1999 and 2000 respectively. Beginning in 1996, he was President and CEO of Opus Northwest L.L.C. Mr. Rauenhorst has been a director of Graco since September, 2000 and is a director of Opus Corporation and ConAgra Foods, Inc.

J. Kevin Gilligan

Mr. Gilligan, 49, was President and Chief Executive Officer, Automation and Control Solutions, Honeywell International, Inc., a diversified technology and manufacturing company, from 2001 through 2003. In 1997 he became President, Solutions and Services Business, Home and Building Control of Honeywell Inc. Mr. Gilligan has been a director of Graco since February, 2001.

Nominees for election at this meeting to terms expiring in 2006:

Jack W. Eugster

Mr. Eugster, 58, has been the Non-Executive Chairman, ShopKo Stores, Inc., a multi-outlet discount retailer, since 2001. He was the Chairman, President and Chief Executive Officer of Musicland Stores Corporation, a retail music and home video company, from 1986 until his retirement in 2001. Mr. Eugster has been a director of Graco since February 20, 2004, and is also a director of Donaldson Co. Inc. and ShopKo Stores, Inc.

R. William Van Sant

Mr. Van Sant, 65, has been an Operating Partner with Norwest Equity Partners, a leading private equity firm, since 2001. He was Chairman and Chief Executive Officer of Nortrax, Inc., a multi-outlet John Deere dealership, from 1999 to 2001. Mr. Van Sant has been a director of Graco since February 20, 2004, and is also a director of H. B. Fuller Company and Amcast Industrial Corporation.

Directors whose terms continue until 2005:

Lee R. Mitau

Mr. Mitau, 55, is Chairman of the Board, a position he has held since May 7, 2002. He is the Executive Vice President and General Counsel of U.S. Bancorp, a regional bank holding company. Mr. Mitau has been a director of Graco since 1990 and is a director of H.B. Fuller Company.

James H. Moar

Mr. Moar, 55, became the Chief Operating Officer of Identix Incorporated in April 2003. Identix is a multi-biometric security technology company, offering fingerprint and facial technologies and products that empower the identification of individuals. He was Chief Operating Officer of Tennant Company from 1998 to June 2002. Mr. Moar has been a director of Graco since May, 2001.

Martha A.M. Morfitt

Ms. Morfitt, 46, is President and Chief Executive Officer of CNS Inc., a manufacturer and marketer of consumer products, including the Breathe Right® nasal strip. From 1998 to 2001, she was Chief Operating Officer of CNS Inc. Ms. Morfitt has been a director of Graco since 1995 and is a director of CNS Inc.

David A. Roberts

David A. Roberts, 56, is President and Chief Executive Officer of the Company, a position he has held since June 25, 2001. Prior to joining Graco, from 1996 to June 2001 he was Group Vice President of the Marmon Group, where he had responsibility for a group of manufacturing companies with products including grocery store refrigeration, retail store fixtures and fast food restaurant equipment. Mr. Roberts has been a director of Graco since June, 2001 and is a director of Franklin Electric Company. (See section entitled Certain Business Relationships on page 16.)

Directors whose terms continue until 2006:

Robert G. Bohn

Mr. Bohn, 49, is Chairman, President and Chief Executive Officer, Oshkosh Truck Corporation, Oshkosh, Wisconsin, a designer, manufacturer and marketer of a broad range of specialty commercial, fire and emergency apparatus and military trucks. Mr. Bohn has been a director of Graco since June, 1999 and is a director of Oshkosh Truck Corporation.

William J. Carroll

Mr. Carroll, 59, is retiring from Dana Corporation, Toledo, Ohio, effective March 1, 2004. Dana Corporation is engaged in the engineering, manufacturing and distribution of components and systems for vehicular and industrial manufacturers worldwide. From September 2003 to March 2004, Mr. Carroll was the acting President and Chief Operating Officer, Dana Corporation. From 1997 to March 2004, Mr. Carroll was the President – Automotive Systems, Dana Corporation. Mr. Carroll has been a director of Graco since June, 1999.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that all of the directors of the Company, except Mr. Roberts, are independent directors. In making this determination, the Board noted that each independent director meets the standards for independence set out in Section 303A.02(b) of the New York Stock Exchange Corporate Governance Rules, and that there is no material business relationship between the Company and any business entity with which any independent director is affiliated.

MEETINGS OF THE BOARD OF DIRECTORS

During 2003, the Board of Directors met 5 times. Attendance of the Company's directors at all Board and Committee meetings averaged 91.1 percent. During 2003, every current director except Mr. Carroll attended at least 75 percent of the aggregate number of meetings of the Board and all committees of the Board on which he or she served. The Company's Corporate Governance Guidelines require each director to make all reasonable efforts to attend the Company's Annual Meeting of Shareholders; in 2003, 9 directors attended the Annual Meeting of Shareholders. Each regularly scheduled meeting of the Board includes an executive session of only non-management directors. Mr. Mitau, the Chairman of the Board, presides at the executive sessions.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has an Audit Committee, a Governance Committee and a Management Organization and Compensation Committee. Membership as of February 23, 2004, the record date, was as follows:

Audit	Governance	Management Organization and Compensation
W. G. Van Dyke, Chair	L. R. Mitau, Chair	M. A.M. Morfitt, Chair
W. J. Carroll	R. G. Bohn	R. G. Bohn
J.W. Eugster	J. H. Moar	W. J. Carroll
J. K. Gilligan	M. A.M. Morfitt	J. W. Eugster
J. H. Moar	W. G. Van Dyke	J. K. Gilligan
M. H. Rauenhorst	R. W. Van Sant	L. R. Mitau
R. W. Van Sant		M. H. Rauenhorst

Audit Committee (5 meetings in fiscal 2003)

The Audit Committee is composed entirely of directors who meet the independence requirements of Rule 10A-3(b) under the Securities Exchange Act of 1934, and all of which are, in the judgement of the Board, financially literate.

The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualification and independence of the independent auditor; and the performance of the internal audit function and independent auditors.

The responsibilities of the Audit Committee are set forth in a written charter. The Audit Committee has reviewed and reassessed the adequacy of its charter and concluded that the charter satisfactorily states the responsibilities of the Audit Committee. A revised Audit Committee Charter was approved by the Board on February 20, 2004. The charter is set forth in Appendix A to this Proxy Statement. The charter is also available on the Company's website at www.graco.com.

Governance Committee (4 meetings in fiscal 2003)

The Governance Committee has the following functions:

- Sets criteria for the selection of prospective Board members, identifies and recruits suitable candidates, and presents director nominees to the Board;

- Recommends to the Board requirements for Board membership, including minimum qualifications and retirement policies;

- Recommends to the Board the appropriate number of directors;

- Recommends to the Board the compensation, benefits and retirement programs for directors;

- Recommends to the Board the committee structure, committee charters, committee chairs and membership;

- Recommends to the Board the number and schedule of Board meetings;

- Recommends to the Board a set of Corporate Governance Guidelines;

- Periodically evaluates the Company's shareholder value protections, board structure, and business continuity provisions, and recommends any changes to the Board; and

- Recommends to the Board the appropriate person(s) to hold the positions of Chair of the Board and Chief Executive Officer.

The responsibilities of the Governance Committee are fully set forth in its written charter, which was approved by the Board on February 20, 2004. The charter is available on the Company's website at www.graco.com.

Management Organization and Compensation Committee (2 meetings in fiscal 2003)

The Management Organization and Compensation Committee has the following functions:

- Develops the Company's philosophy and structure for executive compensation;

- Determines the compensation of the Chief Executive Officer and reviews compensation for the executive officers;

- Prepares the report on executive compensation for the Company's proxy statement;

- Reviews the individual performance of the Chief Executive Officer based on goals and objectives, and communicates to the CEO regarding performance on an annual basis;

- Administers the Company's stock option and other stock-based compensation plans; and

- Reviews and makes recommendations on executive management organization and succession plans.

The responsibilities of the Management Organization and Compensation Committee are fully set forth in its written charter, which was approved by the Board on February 20, 2004. The charter is available on the Company's website at www.graco.com.

NOMINATING PROCESS

The Governance Committee acts as the nominating committee for the Board of Directors, having the responsibility for identifying director candidates and recommending nominees to the Board. Shareholders may nominate candidates for election to the Board. Recommendations should be made in writing and addressed to the Governance Committee in care of the Secretary of the Company at the Company's corporate headquarters. The Company's by-laws provide that timely notice must be received by the Secretary not less than 90 days prior to the anniversary of the date of the Annual Meeting of Shareholders. The nominations must set forth (i) the name, age, business and residential addresses and principal occupation or employment of each nominee proposed in such notice; (ii) the name and address of the shareholder giving the notice, as it appears in the Company's stock register; (iii) the number of shares of capital stock of the Company which are beneficially owned by each such nominee and by such shareholder; and (iv) such other information concerning each such nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. Such notice must also include a signed consent of each such nominee to serve as a director of the Company, if elected.

The Governance Committee will recommend for nomination as directors individuals who, in the judgment of the Board, will be able to make a significant contribution to the governance of the Company by virtue of their experience, background, current position with other organizations and/or expertise in a particular business discipline. The business discipline that may be sought at any given time will vary depending on the needs and strategic direction of the Company, and the disciplines represented by incumbent directors. The Board will endeavor to at all times have at least one director, who shall serve on the Audit Committee, who shall be independent and qualify as an "Audit Committee Financial Expert" as defined in the applicable rules of the Securities and Exchange Commission.

The Governance Committee identifies nominees for director a number of ways, including recommendations from Committee members or other directors, research to identify candidates, and nominees recommended by shareholders. If appropriate, a recruiting firm may be used. At its meetings, the Committee discusses the number of new directors that may be needed and any particular expertise that may be desirable at the time. The Committee will then discuss and evaluate each nominee, taking into account the nominee's experience, background, current occupation, and particular expertise, assessing the nominee's ability to make a significant contribution to the governance of the Company, expertise in a desired area, probable willingness to serve, ability to make the significant time commitment necessary to be a director of the Company, and other relevant factors. Shareholder nominees will be evaluated in the same manner as nominees from other sources.

COMMUNICATIONS WITH THE BOARD

The Board of Directors welcomes the submission of any comments or concerns from shareholders and any interested parties. These communications will go directly to the Vice President, General Counsel and Secretary. If a communication does not relate in any way to Board matters, he or she will deal with the communication as appropriate. If the communication does relate to any matter of relevance to the Board, he or she will relay the message to the Chairman of the

Governance Committee, who will determine whether to relay the communication to the entire Board or to the non-management directors. The Vice President, General Counsel and Secretary will keep a log of all communications addressed to the Board. If you wish to submit any comments or express any concerns to the Board, you may use one of the following methods:

- Write to the Board at the following address:
  Board of Directors
  Graco Inc.
  c/o Robert M. Mattison, Vice President, General Counsel and Secretary
  88 11th Ave. NE
  Minneapolis, MN 55413

- Email the Board at boardofdirectors@graco.com

AUDIT COMMITTEE REPORT

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 26, 2003 ("the financial statements") with both the Company's management and its independent auditors, Deloitte & Touche LLP ("Deloitte"). The Audit Committee has discussed with Deloitte the matters required by Statement of Auditing Standards No. 61, *Communication with Audit Committees*. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has received from Deloitte the written disclosure and the letter required by Independence Standards Board Standard No. 1, *Independence Discussion with Audit Committees*, and the Audit Committee has discussed with Deloitte their independence. The Audit Committee has considered the effect of non-audit fees on the independence of Deloitte and has concluded that such non-audit services are compatible with the independence of Deloitte.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.


The Members of the Audit Committee
Mr. William G. Van Dyke, Chair
Mr. William J. Carroll
Mr. J. Kevin Gilligan
Mr. James H. Moar
Mr. Mark H. Rauenhorst


Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees incurred by Graco Inc. and its subsidiaries from the Company's principal accounting firm, Deloitte, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively "Deloitte & Touche"), and fees paid to Deloitte & Touche for services in the other fee categories during the fiscal years ended December 26, 2003 and December 27, 2002. The Audit Committee has considered the scope and fee arrangements for all services provided by Deloitte & Touche, taking into account whether the provision of non-audit services is compatible with maintaining Deloitte & Touche's independence. The Audit Committee pre-approved 100% of the services described below.

	2003	2002
Audit Fees	$422,000	$410,000
Audit Related Fees[1]	8,000	7,000
Tax Fees[2]	41,000	84,000
Other Fees[3]	60,000	70,000
Total	$531,000	$571,000

(1) Includes fees for employee benefit plan audits of $7,000 and $6,000 and accounting services of $1,000 and $1,000 in 2003 and 2002, respectively.

(2) Includes fees for tax compliance services of $31,000 and $58,000 and tax advice of $10,000 and $26,000 in 2003 and 2002, respectively.

(3) Includes fees for individual employee benefit statement preparation of $58,000 and $57,000 and other services of $2,000 and $13,000 in 2003 and 2002, respectively.

Pre-Approval Policies

The Audit Committee's policy on pre-approval of services performed by the independent auditor is to approve all audit and permissible non-audit services to be provided by the independent auditor during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the auditor's independence.

Audit Committee Financial Expert

The Board has identified William G Van Dyke as an Audit Committee Financial Expert.

EXECUTIVE COMPENSATION

Report of the Management Organization and Compensation Committee

Overview

The Management Organization and Compensation Committee is responsible for developing the Company's philosophy and structure for executive compensation. Consistent with this philosophy, on an annual basis the Committee determines the compensation of the Chief Executive Officer and reviews the compensation of the other executive officers.

Compensation plans that provide for grants or awards of Company stock to executive officers are approved by the Board of Directors and the shareholders of the Company. In 1993, the Internal Revenue Code ("the Code") was amended to include a deductibility limit for remuneration to certain executive officers [Section 162(m) of the Code]. Qualified performance-based compensation is not subject to this deductibility limit. The Graco Inc. Stock Incentive Plan, which permits grants of stock options and stock appreciation rights to executive officers, meets the requirements of Section 162(m) in all respects.

In order to qualify annual incentive awards to the Chief Executive Officer and other executive officers as performance-based compensation under Section 162(m) of the Code, the Company has an Executive Officer Annual Incentive Bonus Plan. This Plan meets the requirements of Section 162(m) in all respects.

Executive Compensation Philosophy and Structure

It is the Company's philosophy to set its executive compensation structure at a level competitive with durable goods manufacturers of comparable sales volume and geographic scope. The salary ranges within this compensation structure are determined by consulting a variety of independent third-party executive compensation surveys and resources.

Executive compensation is delivered through:

- base salaries that recognize the experience and performance of individual executives;
- performance-driven incentives that:
  - enhance shareholder value;
  - balance annual and long-term corporate objectives; and
  - provide meaningful amounts of Company stock; and
- competitive benefits.

Components of Executive Compensation

Base Salary ranges are established using salary and trend data for durable goods manufacturers of comparable sales volume and geographic scope using a variety of independent third-party executive compensation surveys and resources. Executive positions will be individually benchmarked against these survey sources not less than every other year and multiple surveys will be used to establish a competitive salary range for each position. The target for base salary ranges will be the median of the defined marketplace.

The actual base salary of each executive officer within the range is determined by the executive's performance, which is evaluated annually by the Chief Executive Officer and reviewed by the Committee. Other factors that may influence the level of individual executive base pay may include current position in salary range, internal pay relationships, and retention considerations.

The **Executive Officer Annual Incentive Bonus Plan** (the "Executive Bonus Plan") was available in 2003 to the Chief Executive Officer and any other executive designated by the Committee. The Committee is authorized to establish financial growth targets for each participant that are directly and specifically tied to one or more financial measures. On or before the 90th day of the Company's fiscal year, the Committee identifies the participants, establishes the "Targeted Bonus Maximum Percentages" for each participant, establishes the applicable "Financial Measures" and the "Company Performance Target(s)" for each "Financial Measure," as these terms are defined in the Executive Bonus Plan. At the close of the fiscal year, the Committee certifies whether or not the Company Performance Target(s) have been attained. Using a variety of independent third-party executive compensation surveys and resources, the Committee establishes competitive payout levels for achievement of the Executive Bonus Plan metrics. In 2003, the Committee established payouts for Mr. Roberts, the sole Executive Bonus Plan participant, from 0 to 90% of base salary paid.

The **Annual Bonus Plan** covers executive officers and select managers that do not participate in the Executive Bonus Plan. The Annual Bonus Plan, available in 2003 to 10 executive officers and 34 managers, is structured to encourage growth in both sales and net earnings by the Company. The Plan determines individual payout amounts for executive officers by measuring Company performance against corporate sales and net earnings growth targets, which are established by the Committee in the first quarter of each year to be competitive with durable goods manufacturers of comparable sales volume and geographic scope. In addition, the Chief Executive Officer has been given the authority to establish divisional and regional growth targets for the executive officers and select managers assigned to specific divisions and regions. Overall performance for determining the payout amounts for the divisional and regional executive officers and select managers is measured against divisional, regional and corporate targets.

The Annual Bonus Plan payout for each executive officer assigned to a specific operation, division or region was determined by evaluating performance against the established targets for that operation, division or region, and corporate sales and net earning results against the corporate targets. The bonus payout for the executive officers in charge of corporate staff functions was determined using corporate sales and net earnings results. For 2003, corporate sales results led to an award of the maximum payout attributable to sales, which was 50% of the total payout. Corporate net earnings results led to an award of the maximum payout attributable to net earnings, which was 50% of the total payout. In 2003, the Committee established a range of payouts for executive officer positions under the Annual Bonus Plan from 0 to 70% of base salary paid.

CEO Awards. Under this program, a total of $89,000 in individual discretionary awards were granted to recognize significant contributions of selected executive officers and other management employees. In 2003, CEO Awards were granted to 10 employees.

The **Executive Long Term Stock Incentive Program** is structured to align the interests of executive officers with those of all Graco shareholders. The Long Term Stock Incentive Program for 2003 consisted of stock options granted to executive officers under the Graco Inc. Stock Incentive Plan. The number of stock options granted to each executive officer was determined using competitive data for comparably sized durable good manufacturers, as reflected in independent third party long term incentive surveys. Stock option grants were targeted at the median of this market. These options were non-incentive stock options with a 10-year duration and a vesting schedule of 25 percent after each of years one, two, three, and four.

Executive Benefits are offered to all executive officers who are eligible to participate in the employee benefit programs available to all Graco employees and target the median practice of the external market.

Compensation of the Chief Executive Officer

On an annual basis, the Committee is responsible for reviewing the individual performance of the Chief Executive Officer, and determining appropriate adjustments in base pay and award opportunities under the Executive Bonus Plan and the Stock Incentive Plan.

In 2003, Mr. Roberts served as Chief Executive Officer of the Company. The Committee, using salary survey data, established Mr. Roberts' base salary at $485,000 per year. These data were based on comparably sized durable goods manufacturing companies, as published in independent third party executive compensation surveys. Mr. Roberts earned the maximum bonus award available under the Executive Bonus Plan of $436,500, which is equal to 90% of his base salary. The 2003 bonus award was based upon the achievement of specified levels of net sales and net earnings of the Company. Sales of $535 million in 2003 represent an increase in sales of 10% from 2002, which led to the maximum payout attributable to sales, which was 50% of the total payout. Net earnings of $87 million in 2003 represent an increase in net earnings of 15% from net earnings in 2002, which led to the maximum payout attributable to net earnings, which was 50% of the total payout.

Review of the 2003 performance of the Chief Executive Officer was conducted by the Committee. Based on this review, the Committee increased Mr. Roberts' base salary from $485,000 to $510,000 effective January 1, 2004. For 2004, Mr. Roberts will participate in the Executive Bonus Plan, with a minimum payout of 0% of base salary and a maximum payout of 100% of base salary.

> The Members of the Committee
> Ms. Martha A.M. Morfitt, Chair
> Mr. Robert G. Bohn
> Mr. William J. Carroll
> Mr. J. Kevin Gilligan
> Mr. Lee R. Mitau
> Mr. Mark Rauenhorst

Comparative Stock Performance Graph

The graph below compares the cumulative total shareholder return on the common stock of the Company for the last five fiscal years with the cumulative total return of the S&P 500 Index and of the Dow Jones Factory Equipment Index over the same period (assuming the value of investment in Graco common stock and each index was 100 on December 24, 1998, and all dividends were reinvested).

Five Year* Cumulative Total Shareholder Return



*Fiscal Year Ended Last Friday in December

Summary Compensation Table

The following table shows both annual and long-term compensation awarded to or earned by the Chief Executive Officer and the four most highly compensated executive officers of the Company whose total annual salary and bonus for 2003 exceeded $100,000.

(a) Name and Principal Position	(b) Year	Annual Compensation			Long Term Compensation Awards		(h) All Other Compen- sation ($)[5]
		(c) Salary ($)[1,2]	(d) Bonus ($)[1,3]	(e) Other Annual Compen- sation ($)	(f) Restricted Stock Award(s) ($)[4]	(g) Securities Underlying Options/ SARs (#)	
David A. Roberts	2003	486,290	436,500	0	0	72,000	6,000
President and Chief	2002	451,269	329,144	0	0	60,000	5,767
Executive Officer	2001	224,514	38,175	0	115,800	75,000	0
Dale D. Johnson	2003	254,366	177,800	0	0	18,000	6,000
Vice President,	2002	241,846	142,560	0	109,125	15,000	6,000
Contractor Equipment Division	2001	252,469	57,975	0	0	30,000	5,100
Charles L. Rescorla	2003	208,435	145,600	0	0	18,000	6,000
Vice President,	2002	196,502	108,316	0	109,125	15,000	5,553
Manufacturing/ Distribution Operations and Information Systems	2001	185,170	21,671	0	0	15,000	5,100
Patrick J. McHale	2003	198,177	127,870	0	0	15,000	6,000
Vice President,	2002	180,156	112,241	0	109,125	11,250	6,000
Lubrication Equipment Division	2001	170,093	56,529	0	0	11,250	5,100
Robert M. Mattison	2003	191,874	133,770	0	0	10,000	4,301
Vice President, General	2002	182,414	103,538	0	65,475	7,500	6,000
Counsel and Secretary	2001	175,314	23,152	0	0	7,500	5,100

(1) Deferred compensation is included in Salary and Bonus in the year earned.

(2) In addition to base salary, the reported figure includes amounts attributable to the imputed value of the group term life insurance benefit for each of the named executive officers.

(3) Bonus includes any awards under the Executive Bonus Plan, the Annual Bonus Plan and the CEO Award Program (formerly known as the Chairman's Award Program) described in the Management Organization and Compensation Committee Report. CEO Award Program awards of $12,000 were made to Mr. McHale in 2003 and $15,000 to Mr. Rescorla in 2002.

(4) Restricted stock grants were made to Mr. Johnson, Mr. Rescorla, Mr. McHale and Mr. Mattison on May 7, 2002, in the amount shown on the table. The restrictions will lapse on May 7, 2005. A restricted stock grant was made to Mr. Roberts on June 25, 2001, in the amount shown on the table. The restrictions will lapse on June 25, 2004.

(5) The compensation reported includes the Company contributions under the Graco Employee Investment Plan (excluding employee contributions). For 2003, the Company contribution accrued under the Graco Employee Investment Plan for each named executive officer was as follows: $6,000 for Mr. Roberts, $6,000 for Mr. Johnson, $6,000 for Mr. Rescorla, $6,000 for Mr. McHale and $4,301 for Mr. Mattison. The Company contribution under the Graco Employee Investment Plan is a dollar for dollar match up to the first 3% of employee contributions.

Option Grants Table (Last Fiscal Year)

The following table shows the stock options granted to the named executive officers during 2003, their exercise price and their grant date present value.

	Individual Grant				Grant Date Value[2]
(a)	(b)	(c)	(d)	(e)	(f)
Name	Number of Securities Underlying Options Granted (#)[1]	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)
David A. Roberts	72,000	29%	26.01	2/20/13	587,520
Dale D. Johnson	18,000	7%	26.01	2/20/13	146,880
Charles L. Rescorla	18,000	7%	26.01	2/20/13	146,880
Patrick J. McHale	15,000	6%	26.01	2/20/13	122,400
Robert M. Mattison	10,000	4%	26.01	2/20/13	81,600

(1) Non-incentive stock options were granted on February 20, 2003, in the amount shown on the table. The options become exercisable in equal installments over four years, beginning with the first anniversary date of the grant.

(2) The Black-Scholes option pricing model has been used to determine the grant date present value. Annual volatility was calculated using monthly returns for 36 months prior to the grant date, the interest rate was set using U.S. Treasury securities of similar duration to the option period as of the grant date, and dividend yield was established as the yield on the grant date. A 10% discount for nontransferability and 3% discount to reflect the possibility of forfeiture over a two-year period were applied. For grants expiring on February 20, 2013, the assumptions used in the model were annual volatility of 25.24%, interest rate of 3.96%, dividend yield of 1.24%, and time to exercise of 10 years.

Aggregated Option Exercises in Last Fiscal Year And Fiscal Year-End Option Values

The following table shows the value of outstanding in-the-money options at the end of the fiscal year 2003 for the named executive officers.

(a)	(b)	(c)	(d) Number of Securities Underlying Unexercised Options at FY-End (#)	(e) Value of Unexercised In-the-Money Options at FY-End ($)[2]
Name	Shares Acquired on Exercise (#)	Value Realized ($)[1]	Exercisable/ Unexercisable	Exercisable/ Unexercisable
David A. Roberts	0	0	52,000/154,500	908,775/2,293,455
Dale D. Johnson	34,500	751,331	41,250/72,375	978,150/1,495,883
Charles L. Rescorla	35,437	1,112,266	47,814/45,186	1,238,710/801,541
Patrick J. McHale	28,296	575,431	0/33,279	0/553,550
Robert M. Mattison	11,250	196,763	26,251/28,749	668,420/535,369

(1) "Value realized" is the difference between the sale price of the Company's common stock on the date of exercise and the option exercise price multiplied by the number of shares received.

(2) "Value at fiscal year-end" is the difference between $40.05, the closing price of the Company's common stock on December 26, 2003, and the option price multiplied by the number of shares subject to option.

Equity Compensation Plan Information

The following table provides information about shares that may be issued under the Company's various stock option and purchase plans at December 26, 2003:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	1,753,313	19.36	2,700,356
Equity compensation plans not approved by security holders [1]	574,215	16.97	1,301,825
Total	2,327,528	$18.77	4,002,181

[1] The Company maintains one plan that did not require approval by shareholders. The Employee Stock Incentive Plan is a broad-based plan designed to offer employees who are not officers of the Company the opportunity to acquire Graco stock. Option price is the market price on the date of the grant. Options become exercisable at such time and in such installments as the Company shall determine, and expire ten years from the date of grant.

Change in Control

Each of the executive officers listed in the Summary Compensation Table, and certain other key executives of the Company, have entered into a change of control agreement with the Company (singularly "Agreement"; collectively the "Agreements"). The change of control period is defined to extend for two years from the date the Agreement is executed. Each year this period is automatically extended for one year so as to terminate two years from the annual anniversary date of the Agreement, unless the Company gives the executive notice that the Company does not wish to extend this period

A change of control is generally defined in the Agreements to have occurred if: (i) a person other than a trust person (as defined in the Agreement) acquires beneficial ownership of 25% or more of the Company's outstanding common stock, except acquisitions directly from the Company, by the Company, by a Company employee benefit plan, by the executive or a group of which he is a part, or by a person with beneficial ownership of shares under the Trust Under the Will of Clarissa L. Gray which equals or exceeds a certain percentage; or (ii) members of the Incumbent Board (as defined in the Agreement) cease to be in the majority on the Board; or (iii) the shareholders approve a reorganization, merger, consolidation or statutory exchange of the Company's outstanding common stock, or approve a sale or other disposition of all or substantially all of the assets of the Company; or (iv) the shareholders approve a complete liquidation or dissolution of the Company.

Each Agreement provides that for two years after a change of control there will be no adverse change in the executive's duties and responsibilities, compensation program, benefits or other circumstances, provided that nothing will restrict the right of the executive or the Company to terminate the employment of the executive. If the executive's employment is terminated by the Company for any reason other than for good cause, death, or disability, or by the executive for "good reason" (as defined in the Agreement), within two years following a change of control, the executive will be entitled to certain benefits. These benefits include a sum equivalent to the executive's base salary to the date of termination (to the extent not yet paid), a bonus calculated according to a formula (set forth in the Agreement) for the year in which the termination occurs, two times the executive's annual base salary, two times the midpoint between the maximum and minimum bonus for the fiscal year in which the termination occurs, and benefit coverage for a minimum of two years following the date of termination.

The payments to which the employee is entitled are subject to reduction in the event the payments would constitute a parachute payment within the meaning of Section 280G of the Internal Revenue Code of 1989, as amended, (the "Code") or any successor provision, provided that the reduction does not exceed $25,000. If the reduction would exceed $25,000, there will be no reduction and the Company will make an additional payment to the executive in the amount that will put the executive in the same after-tax position as if no excise tax under the Code had been imposed.

Termination Arrangements

In the event that the employment of Mr. Roberts is terminated involuntarily for other than gross or willful misconduct, he will be paid an amount equal to two years of his then base salary. He will also be entitled to a bonus for the year of his termination, based on the bonus program and formula then in effect for him and salary actually earned by him during that year. The Company will also reimburse him for any premiums for the Company's health plans he elects to pay under COBRA. In the event that Mr. Roberts' employment is terminated for other than gross or willful misconduct between the second and fifth anniversary of his employment with the Company (June 25, 2001), he will be entitled to a retirement benefit as if he vested under the Retirement Plan after two years of service. This benefit would be paid from the unfunded plan referred to in "Retirement Arrangements" below.

It is the practice of the Company to continue to provide base salary to executive officers whose employment is involuntarily terminated by the Company for a period of twelve months or until the officer secures other employment, whichever is the lesser period.

Retirement Arrangements

The Company has an employee retirement plan which provides pension benefits for eligible regular, full- and part-time employees. Benefits under the Graco Employee Retirement Plan ("Retirement Plan") consist of a fixed benefit which is designed to provide retirement income at age 65 of 43.5% of average monthly compensation, less 18% of Social Security-covered compensation (calculated in a life annuity option) for an employee with 30 years of service. Average monthly compensation is defined as the average of five consecutive highest years' cash compensation during the last ten years of service, including base salary, Executive Bonus Plan awards, and Annual Bonus Plan awards, but excluding Executive Long Term Incentive Program awards, divided by sixty. Benefits under the Retirement Plan vest upon five years of benefit service.

Federal tax laws limit the annual benefits that may be paid from a tax-qualified plan such as the Retirement Plan. The Company has adopted an unfunded plan to provide benefits to retired executive officers impacted by the benefit limits, so that they will receive, in the aggregate, the benefits the executive would have been entitled to receive under the Retirement Plan had the limits imposed by the tax laws not been in effect. The maximum annual pension payable to or on behalf of the executive under the unfunded plan will be equal to the difference between $170,000 and the benefits actually payable under the Retirement Plan when the limits imposed by the tax laws are applied.

The following table shows the estimated aggregate annual benefits payable under the Retirement Plan and the unfunded plan for the earnings and years of service specified. The years of benefit service for the Chief Executive Officer and the executive officers listed in the Summary Compensation Table are: Mr. Roberts, 2 years; Mr. Johnson, 28 years; Mr. Rescorla, 15 years; Mr. McHale, 14 years; and Mr. Mattison, 12 years. A maximum of 30 years had previously been counted in the pension benefit calculation. For 1998 and subsequent years, the 30 year maximum has been eliminated.

Final Average Compensation	5 Years Service	10 Years Service	Estimated Aggregate Annual Retirement Benefit 15 Years Service	20 Years Service	25 Years Service	30 Years Service	35 Years Service	40 Years Service	45 Years Service
$200,000	$13,180	$26,360	$39,541	$52,721	$65,901	$79,081	$92,262	$105,442	$118,622
300,000	20,430	40,860	61,291	81,721	102,151	122,581	143,012	163,442	170,000
400,000	27,680	55,360	83,041	110,721	138,401	166,081	170,000	170,000	170,000
500,000	34,930	69,860	104,791	139,721	170,000	170,000	170,000	170,000	170,000
600,000	42,180	84,360	126,541	168,721	170,000	170,000	170,000	170,000	170,000
700,000	49,430	98,860	148,291	170,000	170,000	170,000	170,000	170,000	170,000
800,000	56,680	113,360	170,000	170,000	170,000	170,000	170,000	170,000	170,000

Prior to December 31, 1996, the Company entered into deferred compensation agreements with selected executive officers, including certain named executives in the Summary Compensation Table. These agreements provide for the payment per year of $10,000 in deferred compensation to the officer for ten years after retirement, or to a beneficiary in the event of death prior to the expiration of the ten year period. These agreements also include provisions for non-competition and the payment of $5,000 per year in the event the officer becomes disabled prior to age 65. The $5,000 per year disability payments cease upon the attainment of age 65.

Directors' Fees

Effective May 6, 2003, the fees paid each director, except directors who were also employees of the Company, were changed as follows: the annual retainer increased from $20,000 to $24,000, plus annual retainers of $5,000 for the chairs of the Governance Committee and the Management Organization and Compensation Committee, and $7,500 for the chair of the Audit Committee, were added. The directors receive a meeting fee of $1,000 for each Board meeting and $1,000 for each committee meeting attended. The total annual retainer for the Chairman of the Board is $60,000.

Effective May 1, 2004, the fees paid each non-employee director (except the Chairman) have been changed as follows: the annual retainer increased to $26,000, and the meeting fee for Audit Committee meetings increased to $1,200.

On February 23, 2001, the Board terminated the retirement benefit for non-employee directors, which provided that upon cessation of service, non-employee directors who have served for five full years will receive quarterly payments for five years at a rate equal to the director's annual retainer in effect on the director's last day of service on the Board. Retirement payments will be made in accordance with the retirement benefit to Mr. Mitau, Ms. Morfitt and Mr. Van Dyke upon their respective retirements.

In 1994, shareholders approved a Non-employee Director Stock Plan. Under this Plan, a non-employee director may elect to receive all or part of the director's annual retainer in the form of shares of the Company's common stock instead of cash. In September 1997, the Plan was amended to create a deferred stock account alternative for the deferral of the annual retainer. This alternative provides for the crediting of shares of common stock to a deferred stock account held by a trustee in the name of the non-employee director. Dividends paid on the common stock held in the deferred accounts will be credited to the accounts at the time of payment. In 1999, the Plan was amended to allow non-employee directors to defer all or part of the meeting fees as well as the annual retainer. Participating directors may elect to receive payment from their deferred stock account in a lump sum or installments. Payments, whether in a lump sum or by installments, shall be made in shares of common stock, plus cash in lieu of any fractional share. Nine directors have elected to defer all or part of their annual retainer and/or meeting fees into the deferred stock accounts established under this Plan.

Under the Graco Inc. Stock Incentive Plan, non-employee directors receive an initial option grant of 3,000 shares upon first joining the Board and an annual option grant of 3,000 (2,500 in 2003) shares on the date of the Company's annual meeting of shareholders. Options granted under the Plan are non-statutory, have a ten-year duration and become exercisable in equal installments over four years, beginning with the first anniversary date of the grant. The option exercise price is the fair market value, as defined in said Plan, on the date of the grant.

Certain Business Relationships

Mr. Roberts, President and Chief Executive Officer of the Company, is the brother-in-law of Gary Tepas, the President of EmKay Leasing. On June 17, 2002, the Company entered into an agreement with EmKay Leasing for the lease and maintenance of approximately 170 vehicles and trailers. The agreement includes leasing and program fees. The amount paid to EmKay Leasing for the fiscal year ended December 26, 2003, was approximately $1,060,000. This agreement and the ongoing business relationship between the Company and EmKay Leasing was discussed and approved at a meeting of the Board of Directors on September 27, 2002.

BENEFICIAL OWNERSHIP OF SHARES

The following information, furnished as of February 23, 2004, indicates beneficial ownership of the common shares of the Company by each director, each nominee for election as director, the named executive officers and by all directors and executive officers as a group. Except as otherwise indicated, the persons listed have sole voting and investment power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1,2]	Percent of Common Stock Outstanding*
R. G. Bohn	13,361	
W. J. Carroll	19,161	
J. W. Eugster	2,000	
J. K. Gilligan	9,206	
D. D. Johnson[2]	86,634	
R.M. Mattison[2]	43,828	
P. J. McHale[2]	22,494	
L. R. Mitau	47,040	
J. H. Moar	6,127	
M. A.M. Morfitt	36,880	
M. H. Rauenhorst	17,579	
C. L. Rescorla[2]	102,394	
D. A. Roberts[2]	90,925	
W. G. Van Dyke	42,754	
R. W. Van Sant	2,000	
All directors and executive officers as a group (21 persons)[3]	850,547	1.9%

* Less than one (1) percent if no percentage is given.

(1) Includes 456,968 shares with respect to which executive officers and 124,554 shares with respect to which non-employee directors, have a right, as of April 23, 2004, to acquire beneficial ownership upon the exercise of vested stock options

(2) Excludes the following shares as to which beneficial ownership is disclaimed: (i) 232,499 shares owned by the Graco Employee Retirement Plan, as to which Messrs. Mattison, Rescorla and Roberts share voting and investment power as members of the Company's Benefits Finance Committee; and (ii) 20,183 shares held by The Graco Foundation, as to which Messrs. Mattison, Johnson, McHale and Rescorla share voting and investment power as directors.

(3) If the shares referred to in footnote 2 above, as to which one or more directors and designated executive officers share voting power were included, the number of shares beneficially owned by all directors, nominees for election as director and executive officers would be 1,103,229 shares, or 2.4% of the outstanding shares

Principal Shareholders

The following table identifies each person or group known to the Company to beneficially own as of February 23, 2004, more than 5 percent of the outstanding common shares of the Company, the only class of security entitled to vote at the Annual Meeting.

	Beneficial Ownership	Percent of Class
Ariel Capital Management, Inc.[1]	5,795,542	12.60%
Wellington Management Company, LLP[2]	3,052,015	6.64%
Kayne Anderson Rudnick Investment Management, LLC[3]	2,328,443	5.06%

(1) Based on information of beneficial ownership as of December 31, 2003 included in a Schedule 13G filed on February 13, 2004.

(2) Based on information of beneficial ownership as of December 31, 2003 included in a Schedule 13G filed on February 12, 2004.

(3) Based on information of beneficial ownership as of December 31, 2003 included in a Schedule 13G filed on February 10, 2004.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company's executive officers, directors, and 10 percent shareholders are required under the Securities Exchange Act of 1934 and regulations promulgated thereunder to file initial reports of ownership of the Company's securities and reports of changes in that ownership with the Securities and Exchange Commission. Copies of these reports must also be provided to the Company.

Based upon its review of the reports and any amendments made thereto furnished to the Company, or written representations that no reports were required, the Company believes that all reports were filed on a timely basis by reporting persons during and with respect to 2003.

PROPOSAL 2

PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC AUDITORS

Deloitte & Touche LLP ("Deloitte") has acted as independent auditors for the Company since 1962. The Audit Committee of the Board, which has selected Deloitte as independent auditors for fiscal year 2004, recommends ratification of the selection by the shareholders. If the shareholders do not ratify the selection of Deloitte, the selection of the independent auditors will be reconsidered by the Audit Committee. A representative of Deloitte will be present at the meeting and will have the opportunity to make a statement if so desired and be available to respond to any shareholder questions.

OTHER MATTERS

The Board is not aware of any matter, other than those stated above, which will or may properly be presented for action at the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented by such proxies in accordance with their best judgment.

SHAREHOLDER PROPOSALS

The Company did not receive a request from any shareholder that a matter be submitted to a vote at the 2004 Annual Meeting. Any shareholders wishing to have a matter considered for inclusion in the proxy statement for the Annual Meeting in the year 2005 must submit such proposal in writing to the Secretary of the Company at the address shown on page 1 of this statement no later than November 11, 2004.

Any shareholder proposal for the Annual Meeting in year 2005 not included in the Proxy Statement must be submitted by written notice to the Secretary of the Company by January 23, 2005 to be considered. The persons named as proxies intend to exercise their discretionary authority to vote as they deem in the best interests of the Company on any such shareholder proposal.

YOU ARE RESPECTFULLY REQUESTED TO EXERCISE YOUR RIGHT TO VOTE. YOU MAY DO SO BY CALLING OUR TOLL-FREE TELEPHONE VOTING NUMBER (1-800-560-1965), BY ACCESSING OUR WEBSITE AT www.eproxy.com/ggg, OR BY COMPLETEING AND SIGNING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE ENVELOPE ENCLOSED FOR YOUR CONVENIENCE. In the event that you attend the meeting, you may revoke your proxy (either given by telephone, via the internet or by mail) and vote your shares in person if you wish.

For the Board of Directors

Robert M. Mattison
Secretary

Dated: March 10, 2004

NOTE: Vote by telephone – call 1-800-560-1965
Vote via the internet at www.eproxy.com/ggg

APPENDIX A
AUDIT COMMITTEE CHARTER

1. **Membership.** The Audit Committee (the "Committee") shall have at least three members, all of whom shall be "independent" directors who are "financially literate" and one of whom shall be an "audit committee financial expert," all as defined in Section 5 below. The members shall be appointed by the Board of Directors upon recommendation of the Governance Committee. Members shall serve until resignation or removal by the Board of Directors. The Committee shall have a chairperson named by the Board upon recommendation of the Governance Committee.

2. **Meetings.** The Committee shall hold at least 4 meetings during each calendar year and additional meetings as necessary to perform its functions.

3. **Purpose.** The Committee shall assist the Board in its oversight of the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualification and independence of the independent auditor; and the performance of the internal audit function and independent auditors.

4. **Duties and Responsibilities.**
    a. In its oversight of the integrity of the Company's financial statements, the Committee will:

        i.   discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor, including the disclosures in the MD&A.

        ii. discuss earnings press releases, as well as financial information and earnings guidance.

        iii. review with the independent auditor any audit problems or difficulties and management's response.

        iv. review all significant changes in critical accounting policies and practices used and their impact on the Company, and

        v.   require the independent auditor to provide the Committee with a report identifying and discussing the following elements whenever the independent auditor performs any audit for the Company:

             (a) all critical accounting policies and practices to be used;

             (b) all alternative treatments of financial information within GAAP that have been discussed with management of the Company, ramifications of the use of such alternative disclosures and treatments; and

             (c) other material written communications between the independent auditor and management.

    b. In its oversight of the Company's compliance with legal and regulatory requirements, the Committee will:

        i.   discuss policies with respect to risk assessment and risk management;

        ii. periodically meet separately with management, with internal auditors and with independent auditors;

        iii. meet with management at least quarterly to review management's disclosure of fraud and/or deficiencies, if any, in the design or operations of the Company's internal controls; and

        iv. establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including allowing for the submission of confidential anonymous complaints.

    c. In its oversight of the qualification and independence of the independent auditor and the performance of the independent auditor, the Committee will:

        i.   be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor, who shall report directly to the Committee;

        ii. at least annually, obtain and review a report by the independent auditor describing:

             (a) the independent auditor's internal quality-control procedures;

      (b) any material issues raised by the most recent quality-control review, or peer review of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five (5) years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

      (c) all relationships between the independent auditor and the Company.

   iii. periodically evaluate the lead partner of the independent auditor, taking into account the opinions of management and the internal auditors, and consider whether there should be a regular rotation of the independent audit firm itself;

   iv. set clear hiring policies for employees or former employees of independent auditors;

   v. preapprove all audit and permitted non-audit services provided to the Company by the independent auditor, which authority may be delegated by the Committee to one or more of its designated members, and review the disclosure in the 10-Q and the 10-K of the approval by the Committee, or its delegate, of any non-audit service performed by the independent auditor;

   vi. resolve any disagreements between management and the independent auditor regarding financial reporting.

d. <u>In its oversight of the internal audit function of the Company, the Committee will:</u>

   i. establish that the head of the internal audit function is ultimately accountable to the Committee and the Board;

   ii. approve all proposed personnel actions (except compensation) pertaining to the head of the internal audit function; and

   iii. review the composition, responsibilities, authority, plans, activities and significant comments and recommendations of the internal audit function, and management's responses thereto.

e. <u>The Committee will prepare and approve the report required by SEC rules to be included in the Company's proxy statement, which report shall state whether the Committee:</u>

   i. has reviewed and discussed the audited financial statements with management;

   ii. has discussed with the independent auditor matters required by Statement on Auditing Standards No. 61;

   iii. has received from the auditor disclosures regarding the independence of the auditor as required by Independence Standards Board Standard No. 1; and

   iv. has recommended to the Board (based on the review and discussions in (a) through (c) above) that the audited financial statements be included in the Company's 10-K.

f. <u>The Committee will review and approve the information required by SEC rules to be disclosed in the Company's proxy statement, which shall state:</u>

   i. the amount of audit fees and all other non-audit fees paid to the independent auditor during the preceding fiscal year;

   ii. whether the Committee considered if the non-audit services the Company received from its independent auditor were compatible with maintaining the independence of the auditor; and

   iii. if the hours expended on the audit by persons other than the independent auditor's full time permanent employees is over 50%, the percentage of hours expended by personnel leased or otherwise acquired from another entity.

g. <u>The Committee shall have the following general duties and responsibilities</u>

   i. regularly report to the Board, including any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the independent auditors, or the performance of the internal audit function;

   ii. review and reassess the adequacy of the Committee's Charter and recommend appropriate modifications to the Board for approval on an annual basis;

iii. perform annually an evaluation of the Committee's performance;

iv. review

(a) the status of Company's tax returns and tax audits worldwide;

(b) the status of all material threatened or pending actions, investigations, proceedings or litigation involving the Company;

(c) the results of annual internal audit of officers' expense reports and summary of officer perquisites; and

(d) Company policies and practices designed to prevent unethical or illegal activities.

h. The Committee shall have the authority to obtain the advice and assistance of outside legal, accounting or other advisors, as appropriate.

5. **Funding.** The Company shall provide the appropriate funding, as determined by the Committee, for payment of the independent auditor for audit activities, compensation of outside advisors, and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6. **Definitions.** As used in this charter, the listed terms shall have the following definitions:

a. An "independent" director shall be a director who:

i. is not, and has not been for the last five (5) years, an employee or officer of the Company or any of its affiliates;

ii. is not, and has not been in the past five (5) years, affiliated with or employed by a present or former auditor of the Company or any of the auditor's affiliates;

iii. is not, and has not been for the last five (5) years, part of an interlocking directorate in which an executive officer of the Company serves on the compensation committee of another company that concurrently employs the director;

iv. has not accepted any consulting, advisory, or other compensatory fee from the Company, other than fees for service as a member of the Board or the Committee;

v. has no immediate family members in categories (i) through (iv) above;

vi. is not an affiliated person of the Company or any of its subsidiaries, other than in his or her capacity as a member of the Committee, the Board or any other board committee; and

vii. has been affirmatively determined by the Board in the good faith exercise of its business judgment to have no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company.

b. "Financially literate" means that the director, in the good faith business judgement of the Board, is able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. The Board may reasonably infer this ability by the employment positions held by the director at other companies.

c. "Audit committee financial expert" shall be as defined in Item 401 of Regulation S-K.



694
169
100
94
N
Marshall
Broadway
ROC
11th Ave N.E.
RI
Sibley St. N.E.
MN
Ramsey St.
TC
Broadway
GRACO
Hwy 55
394
Downtown Mpls.
94
35W
494
RI- Graco Inc
George Aristides Riverside Center
1150 Sibley Street N E
Mpls . MN 55413
Phone: 612-623-6639

GRACO INC.

ANNUAL MEETING OF SHAREHOLDERS

Friday, April 23, 2004
1:00 p.m.

George Aristides Riverside Center
1150 Sibley Street N.E.
Minneapolis, Minnesota 55413



GRACO

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, Minnesota 55413

proxy

This Proxy is Solicited by the Board of Directors for use at the Graco Inc. Annual Meeting on Friday, April 23, 2004.

The shares of common stock of Graco Inc. which you were entitled to vote on February 23, 2004, will be voted as you specify on this card.

By signing this proxy, you revoke all prior proxies and appoint David A. Roberts and Mark W. Sheahan as Proxies, each with full power of substitution, to vote your shares as specified on the reverse side and at their discretion on any other matter which may properly come before the Annual Meeting or any adjournment thereof.

SEE REVERSE FOR VOTING INSTRUCTIONS.

COMPANY #

There are three ways to vote your Proxy

Your telephone or Internet vote authorizes the Named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY PHONE — TOLL FREE — 1-800-560-1965 — QUICK ★★★ EASY ★★★ IMMEDIATE

- Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week, until 12:00 p.m. (CT) on April 22, 2004.
- Please have your proxy card and the last four digits of your Social Security Number available. Follow the simple instructions the voice provides you.

VOTE BY INTERNET — http://www.eproxy.com/ggg/ — QUICK ★★★ EASY ★★★ IMMEDIATE

- Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 12:00 p.m. (CT) on April 22, 2004.
- Please have your proxy card and the last four digits of your Social Security Number available. Follow the simple instructions to obtain your records and create an electronic ballot.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided or return it to Graco Inc., c/o Shareowner Services[SM], P.O. Box 64873, St. Paul, MN 55164-0873.

If you vote by Phone or Internet, please do not mail your Proxy Card

Please detach here

The Board of Directors Recommends a Vote FOR Items 1 and 2.

1. Election of Directors: NOMINEES: 01 William G. Van Dyke, 02 Mark H. Rauenhorst, 03 J. Kevin Gilligan, 04 R. William Van Sant, 05 Jack W. Eugster

☐ FOR ALL (except as marked) ☐ WITHHOLD FOR ALL

(INSTRUCTION: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Ratification of Appointment of Deloitte & Touche LLP as Independent Auditors ☐ For ☐ Against ☐ Abstain

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. A properly executed proxy will be voted in the manner directed by the person(s) signing below. If you make no choice, your proxy will be voted "FOR" Item 1 and 2.

Please sign exactly as your name(s) appears at left. In the case of joint owners, each should sign. If signing as executor, trustee, guardian or in any other representative capacity or as an officer of a corporation, please indicate your full title.

Address Change? Mark Box ☐ Indicate changes below:

Dated ______________________, 2004

Signature(s) in Box

Please sign exactly as your name(s) appears at left. In the case of joint owners, each should sign. If signing as executor, trustee, guardian or in any other representative capacity or as an officer of a corporation, please indicate your full title.



March 10, 2004

__Electronically Filed__

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE: Graco Inc.
Proxy Statement for 2004 Annual Meeting and Proxy Card
File No. 001-9249
CIK No. 0000042888

Ladies and Gentlemen:

Pursuant to Rule 101(a)(1)(iii) of Regulation S-T, enclosed for filing is the Proxy
Statement and card to be used by Graco Inc. in connection with its 2004 Annual Meeting
of Shareholders.

Yours very truly,

Robert M. Mattison
Vice President, General Counsel and Secretary

Enclosures

cc: New York Stock Exchange (6 copies)
__VIA FEDERAL EXPRESS__

American Society of Corporate Secretaries (1 copy)